

February 3, 2012

A. Dale Mayo
Chief Executive Officer and Chairman
Digital Cinema Destinations Corp.
250 East Broad Street
Westfield, New Jersey 07090

> **Re: Digital Cinema Destinations Corp.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed January 23, 2012**
> **File No. 333-178648**

Dear Mr. Mayo:

We have received your response to our prior comment letter to you dated January 12, 2012 and have the following additional comments.

General

1. We note your response to our prior comment 2. Please provide a basis for your statement that digital cinema is a "more entertaining movie-going experience" on page 1 and 46 or revise to state this as your belief.

Risk Factors, page 10

Compensation may be paid to our senior management regardless of our profitability, page 15

2. We note your response to our prior comment 15. Please quantify the aggregate increase in salaries and expenses for management or cross-reference the discussion on page 65.

Use of Proceeds, page 21

3. We note from the revised disclosure in response to our previous comment 20 that the average cost per screen to convert to digital equipment is approximately $62,000. Further, we note from your disclosure here that you intend to use $14 million from this offering for the Cinema Centers acquisition. Please confirm our understanding that this acquisition comprises 54 screens, all of which you intend to convert to digital equipment. If our understanding is correct. Please tell us whether any of the proceeds of this offering will be used to pay the approximate $3.0 million in conversion costs related to the Cinema Centers acquisition. If so, please revise this section to so state. Further, even if no proceeds of this offering will be used for the conversion, please revise your discussion of the acquisition throughout your filing to include the total number of Cinema Center's screens that will be converted, the aggregate cost, timeline for completion of such conversion, and source of funding for such conversion.

Business, page 46

Our Competitive Strengths, page 48

4. Please balance the statements regarding "realizing improved theatre level economics by controlling operating costs" on page 48 and "increasing revenues per square foot and reducing the cost per patron of operation" on page 53 by stating that in the successor period of your audited financial statements revenues have decreased and total costs and expenses have increased.

Theatre Operations, page 51

5. We note your response to our prior comment 23. Please remove the statement regarding "improved economic performance" on page 53 in light of the increased successor net losses in your audited financial statements.

Marketing and Advertising, page 59

6. We note your response to our prior comment 32. You state that your marketing strategy is "founded on the release of information through press releases, our website, social media (including Facebook, Twitter, YouTube) and limited print advertising to inform our patrons of film selections and show times." Please revise to state whether movie patrons are also able to find your film selections and show times through various third party websites and search engines as cinemagoers commonly do.

Security Ownership of Certain Beneficial Owners and Management, page 67

7. We note your response to our prior comment 34. Please revise the first paragraph in this section to also state that you are providing information regarding the beneficial ownership of any person who is the beneficial owner of more than five percent of any class of the your voting securities.

Note 2 – Summary of Significant Accounting Policies

Accounts Receivable, page F-7

8. The accounting policy you describe specifically addresses the accounting policies of the successor. Please revise to refer to the accounting policies of the company or expand to separately address the accounting policies of the predecessor. Our comment also applies to your discussions of leases, goodwill and elsewhere throughout the footnotes, as applicable.

Film Rent Expense, page F-9

9. Refer to our previous comment 37. We note from your disclosure on page 35 that you have disclosed VPFs received in the current year. On an ongoing basis, please expand your footnote to disclose the amount by which film rent expense was reduced by VPFs earned during each fiscal period for which income statements have been presented.

10. As a related matter, please revise MD&A to also include the aggregate VPFs received in total, total unreimbursed out-of-pocket expenses available for reimbursement, and remaining time period in which you can recover such expenses. Consider presenting this information in a roll-forward format for clarity.

Note 3. Acquisitions, page F-11

11. You state, on page F-12, that the results of operations of the acquired Theatres are included in the statements of operations from the date of acquisition. However, it appears that only the Bloomfield 8 theatre is accounted for in that manner. The Rialto and Cranford theaters are considered to be your predecessor and constitute your historical financial statements. Pro forma results are only required for the Bloomfield 8 theater, if significant.

A. Dale Mayo
Digital Cinema Destinations Corp.
February 3, 2012
Page 4

Exhibits 23.1, 23.2, and 23.3

12. Please revise your filing to include properly signed consents. The consents referenced above do not contain the name or signature of the party issuing the consent.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Joseph L. Cannella
        Eaton & Van Winkle LLP